December 5, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (212) 754-2372

A. Lorne Weil
Chief Executive Officer
Scientific Games Corporation
750 Lexington Avenue
New York, New York 10022

>   **Re: Scientific Games Corporation**
>   **Definitive 14A**
>   **Filed April 30, 2007**
>   **File No. 000-13063**

Dear Mr. Weil:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter[s] or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3729.

Sincerely,

Craig Slivka
Attorney Advisor